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                                                                       Exhibit 5


                                                    May 2, 1996



Board of Directors
LADD Furniture, Inc.
One Plaza Center, Box HP-3
High Point, North Carolina  27261

                  Re:      LADD Furniture, Inc. -
                           Registration Statement on Form S-8/
                           1994 Incentive Stock Option Plan
                           -------------------------------

Gentlemen:

         We have been requested to advise regarding the legality of shares being offered under the LADD Furniture, Inc. 1994 Incentive Stock Option Plan (the "Plan").

         We are general counsel for LADD Furniture, Inc. ("LADD") and as such are familiar with its business and affairs. As to matters of fact, we have examined and relied upon originals or copies certified to our satisfaction of such corporate records, certificates of corporate officers and certificates of public officials and have conducted such investigation as in our judgment is necessary or appropriate to enable us to render the opinion expressed below.

         Based on the foregoing, we are of the opinion that:

         (1) Pursuant to the Form S-8 filed by LADD on May 2, 1996, an additional Four Hundred Thousand (400,000) shares of common stock have been reserved for issuance pursuant to the Plan. These additional Four Hundred Thousand (400,000) shares brings the total shares of common stock reserved under the Plan to Eight Hundred Thousand (800,000). All such reserved shares have been duly authorized and will be validly issued, fully paid and nonassessable when delivered against proper payment therefore in accordance with the terms of the Plan.

         We consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-8.

                                                     Very truly yours,



                                                     PETREE STOCKTON, L.L.P.